Exhibit 99.1

ALGONQUIN POWER & UTILITIES CORP. DECLARES

DIVIDEND FOR OCTOBER 2009

OAKVILLE, Ontario- October 27, 2009 - Algonquin Power & Utilities Corp. (“Algonquin”) (TSX:AQN) of Oakville, Ontario announced today that its Directors have declared a dividend on its shares. The dividend is $0.02 per share payable on November 16, 2009 to the shareholders of record on November 3, 2009 for the period from October 01, 2009 to October 31, 2009.

Algonquin has 85,655,047 common shares outstanding.

About Algonquin Power & Utilities Corp.

Algonquin owns and operates a diverse portfolio of approximately $1 billion of clean, renewable power generation and sustainable utility infrastructure assets across North America. Algonquin’s generation portfolio includes 42 renewable energy facilities and 11 thermal energy facilities representing more than 400 MW of installed capacity and Algonquin provides regulated utility services to more than 70,000 customers through its portfolio of 18 water distribution and wastewater treatment utility companies. Algonquin’s shares will commence trading on the Toronto Stock Exchange under the symbol AQN on October 29, 2009. Visit Algonquin on the web at www.AlgonquinPower.com.

For further information, please contact:

Ms. Kelly Castledine

Algonquin Power & Utilities Corp.

2845 Bristol Circle

Oakville, Ontario

L6H 7H7

Telephone: (905) 465-4500

www.algonquinpower.com